EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2010

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at August 24, 2010, and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2010 and 2009 and the related notes thereto. Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and as a result do not contain all disclosure required for generally accepted accounting principles for annual statements. Accordingly, readers may want to refer to the March 31, 2010 audited annual consolidated financial statements and accompanying notes. All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals projects. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Highlights during the period (including subsequent events up to August 24, 2010) included:

  The appointment of Dr. M. Stephen Enders as Executive Chairman of the Company’s Board of
  Directors. Dr Enders brings 34 years of diversified executive and leadership experience in mineral exploration, project development, and mine management, particularly in the gold and copper businesses.

  Completion of a $5.28 million private placement financing by issuing a total of 2,400,000 shares at $2.20 per share to IFC, a member of the World Bank Group (as to 400,000 shares) and Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (as to 2,000,000 shares).

  The completion of the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The Swedish subsidiary holds 1.0% net smelter return ("NSR") royalties over two advanced copper projects in northern Sweden -- the Viscaria and Adak Projects -- being developed by Avalon Minerals Ltd. (ASX: AVI).

  Announcement of exploration results for the Vert de Gris porphyry copper-gold prospect located in northwestern Haiti. These results include a 1.0 by 1.5 kilometer copper-in-soil anomaly greater than 0.1% copper, rock samples returning up to 7.52% copper and 3.73 g/t gold, and mapped geology and alteration that show clear evidence of a porphyry copper type system.

  The promotion of Dr. Eric Jensen from Chief Geologist to Global Generative Exploration Team Leader. Dr. Jensen will be responsible for managing EMX's current business unit programs in Haiti, Turkey, Kyrgyzstan, Australia-Pacific, and North America. He will also be responsible for overseeing the world-wide assessment of new prospect generation business opportunities for the Company. Eric was a co-founder of Bronco Creek Exploration, which was acquired by EMX earlier this year,

  The Company incurred $2,152,620 in expenditures on its exploration portfolio, and recovered $1,175,072 pursuant to its joint venture agreements.

EXPLORATION ACTIVITIES OVERVIEW

EMX continued to expand the scope of its global exploration programs during the last quarter, while continuing to build value on our well-established property portfolios in Haiti and Turkey. At present, EMX controls more than 80 properties globally, approximately half of which are currently under partnership agreements. This diversified portfolio gives EMX investors upside discovery exposure to high-quality gold and copper exploration projects in multiple geographic settings, with an emphasis on developing new district scale plays in emerging mineral frontiers.

The new Australia-Asia-Pacific business is well along in assembling a district-scale property position in Australia through staking and acquisition of key properties in a newly recognized belt of gold occurrences. EMX’s European program focused on developing the Swedish portfolio which now consists of several exploration properties in the Kiruna mining district, as well as the recent acquisition of royalty interests and properties from a subsidiary of Freeport McMoRan Copper and Gold Inc. Additional opportunities in Europe are currently under review. In North America, the Bronco Creek Exploration (“BCE”) business unit acquired several new properties, while continuing to advance its copper and gold properties in key mining districts of the western U.S. A number of BCE properties are being drilled tested this year, with 100% of the drill funding provided by partner companies.

Exploration work in Haiti resumed following recovery from the devastating January earthquake, with additional drilling conducted at Grand Bois in preparation for a NI 43-101 compliant resource estimate planned for the next quarter. As well, a newly discovered zone of porphyry-copper style mineralization at the Vert de Gris prospect was announced during the reporting period. In Turkey, the drilling and sampling programs at Akarca continued to expand the known zones of gold-silver mineralization, and geophysical surveys and permitting are underway at the Elmali property in preparation for an upcoming drill program scheduled for later this year.

Progress in the Kyrgyz Republic has been setback due to this year’s political uncertainty, although two additional exploration licenses have been acquired in the north of the country, away from the areas of social unrest. Further exploration work at Gezart, located in the south of the country, has been temporarily suspended. Elections are scheduled for October 10th, and EMX is closely monitoring the situation as it develops.

The Company is also evaluating a number of new exploration opportunities, and will continue its aggressive approach to exploration portfolio development and management. In addition to directly acquiring exploration properties, EMX is also systematically evaluating royalty interest opportunities as a way to further build our holdings, and to provide ongoing revenue streams. The acquisition of the new royalty interest in Sweden is an example, and represents the first of many opportunities being considered. In the spirit of the prospect generation business model, EMX also continues to seek partnerships to advance its projects and fund drill programs, thus preserving the Company’s treasury. This preservation of capital, coupled with the development of the royalty interest portfolio, further positions the Company toward long-term sustainability while continuing to provide its investors with exposure to upside discovery success in a rapidly developing exploration portfolio.

HAITI

Substantial progress was achieved in Haiti during the reporting period, with re-initiation of the EMX-Newmont JV exploration programs. This was a substantial post-earthquake effort that included relocation of the Haitian exploration office from Port Au Prince to Cap Haitien before field work commenced in April. Currently, reconnaissance to project level geological mapping and geochemical sampling programs are being conducted on a number of properties, and a drill program was completed at the Grand Bois Designated Project. EMX and Newmont jointly fund regional exploration work on an EMX 35% to Newmont 65% basis, and Designated Projects are sole-funded by Newmont to earn-in for up to a 70% interest.

Grand Bois

The Newmont-EMX JV resumed drilling at the Grand Bois Designated Project in May with an additional ten holes completed by the end of June. Most of the drilling was focused in the area of the historic, non-NI 43-101 compliant gold resource, with the intention of providing additional information to augment results from the 2009 EMX-Newmont drill campaign. The 2009 results were consistent with, and served to confirm, the historic drill results from the United Nations and other operators. However, in addition to the near-surface, oxide gold intercepts, the 2009 drilling produced copper intercepts below the oxide gold zone, including 100.58 meters averaging 0.56% copper in drill hole GBDH-004. This quarter’s Grand Bois drilling was designed to further test the oxide gold zone, as well as the copper exploration potential at lower elevations beneath the gold mineralization. Assay results from the drill program are pending.

Vert de Gris

EMX announced a new discovery at the Platon license’s Vert de Gris prospect located in northwestern Haiti during the previous quarter. Porphyry-style alteration and copper mineralization occurs in outcrops throughout the Vert de Gris area, and soil sampling delineated a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. The dimensions and tenor of the Vert de Gris anomaly compare favorably with copper-in-soil footprints of porphyry copper deposits from around the world, many of which have subsequently been put into production. Further, rock samples from the area returned up to 7.52% copper and 3.73 g/t gold, and mapped geology and alteration show clear evidence of a laterally extensive porphyry copper-type system. Of special note is a central zone of breccia, measuring approximately 200 by 300 meters, that hosts abundant evidence of copper oxide mineralization as green, copper-stained outcroppings in streambed and hill slope exposures. Moreover, both chalcopyrite and bornite-rich copper sulfide mineralization has been observed in addition to the oxide mineralization. The lateral and vertical extents of the breccias remain unclear due to limited exposure and a lack of previous drilling. Further exploration, mapping, and surface sampling are currently underway in the area.

TURKEY

EMX continued to advance its interests in Turkey during the reporting period. This work was largely funded by partner companies, with Centerra Gold Inc. (“Centerra”) continuing with exploration programs at the Akarca and Elmali joint venture properties, and Dedeman Madencilik San ve Tic. A.S. ("Dedeman") continuing to conduct in-fill drilling at the Balya royalty property.

Akarca

The EMX-Centerra JV continued exploring the Akarca property, with ongoing drilling, geochemical sampling, and geological mapping; assay results will be announced as the year progresses. The bulk of gold-silver mineralization at Akarca, as recognized to date, occurs in high grade vein structures, which can be up to several meters in width, and can be traced continuously across the ground surface for hundreds of meters. This year’s drill program primarily focuses on intercepting the veins at depth to provide a three dimensional control on mineralization, but is also designed to test for lower-grade, disseminated styles of mineralization in the near-surface environment. Initial results have been encouraging, and a plan to expand the 2010 drill program is currently in the permitting stage.

Work also continued on defining new areas of epithermal gold-silver mineralization in the Baglarbasi Tepe and Arap Tepe areas. These targets represent relatively new discoveries of mineralized veins located approximately 3.5 kilometers east of the main target zones currently being drill tested. Continued surface sampling and mapping has led to numerous discoveries of new veins throughout the property, and has greatly expanded the scope of work at Akarca in recent months.

Balya

Dedeman’s drill program continued on the Balya royalty property during the last quarter. Balya occurs in the historic Balya lead-zinc-silver mining district in northwestern Turkey, and EMX retains a 4% net smelter royalty on the property. Dedeman has been conducting infill drilling on the Hastanetepe zone in preparation for a first time JORC compliant resource estimate and scoping level study planned for later this year. Dedeman is a leading Turkish mining company, with active operations that produce lead, zinc, silver, and over four percent of the world's chrome ore.

SWEDEN

EMX considers northern Sweden, with its rich mining history and current mine production, to be a prospective and under-explored region where mineral properties can be acquired at minimal cost. As such, EMX began acquiring Swedish mineral assets earlier in 2010, and has initiated an exploration program to capitalize on targets and opportunities recognized by EMX’s exploration team. EMX has thus far been granted six exploration permits (Pikkujärvi Nos. 1, 2, 3 and 4, Puoltsa No. 10 and Kalixfors No.1) covering approximately 213.5 square kilometers in the area south of Kiruna, Northern Sweden (collectively known as the Kiruna South Project). Further, an option agreement was signed in May with a private individual to purchase a 100% interest in the Storasen copper-gold-palladium property in west-central Sweden. The acquisition of the Pikkujärvi, Puoltsa, Kalixfors, and Storasen properties provides EMX with an exploration portfolio that includes porphyry-copper, Iron Oxide Copper Gold (“IOCG”), and gold-copper-platinum group target types. Historic exploration on these properties ranges from reconnaissance stage geochemical sampling and geophysical surveys, to drill programs resulting in non NI 43-101 compliant resource estimates. EMX is leveraging the data generated by this earlier work for the follow-up exploration programs that are currently in progress.

On August 12th, EMX announced that it completed the purchase from Freeport-McMoRan Copper & Gold Inc. of its Swedish subsidiary, Phelps Dodge Exploration Sweden AB, which holds two additional exploration licenses, as well as 1.0% net smelter return royalty interests in the Viscaria and Adak copper properties in Northern Sweden. EMX paid US$150,000 and issued 160,000 common shares of EMX for the subsidiary which includes the royalty interests, exploration licenses, and miscellaneous field equipment.

The Viscaria and Adak projects are being developed by Avalon Minerals Ltd., with initial production at Viscaria targeted for 2012. The two exploration permits are the Rumma No. 1, covering an area of 28.35 square kilometers in central Sweden, and the Norrmyran No. 1, covering an area of 13.28 square kilometers close to the Skellefte belt and the so-called “Gold Line” in northern Sweden. The Norrmyran permit includes outcropping copper-gold mineralization and favorable geology.

RESULTS OF OPERATIONS

Three month period ended June 30, 2010 compared to the three month period ended June 30, 2009

The net loss for the period increased by $781,153 to $2,455,694 (2009 - $1,674,541). Some of the factors contributing to the increase in net loss are as follows:

  General and administrative expenses were $1,893,423 compared to $669,028. Stock based compensation increased by $1,014,596 due to a larger number of options being granted in the current period and the higher common share price of the Company which increased the fair value amount calculated for the options granted.
  Consulting fees increased by $255,968 due to the additional consulting costs incurred on the Company’s strategic business development plans, and a bonus paid during the quarter to the President and CEO for achievements recognized by the Board of Directors.
  The Company had a $643,467 gain during the period on the sale of some of its marketable securities, while a small loss of $1,921 was incurred in the prior comparative year.
  Interest income decreased by $26,913 due to the decrease in interest rates paid by financial institutions.
  The unrealized loss of held-for-trading investments of $163,327 (2009 – loss of $13,273) results from the mark to market at period end of marketable securities and warrants designated as held for trading.
  The foreign exchange gain of $8,197 (2009 – loss of $207,968) results mainly from the conversion of US monetary item balances to CAD for reporting purposes.

  The Company recorded a loss on dilution of investment of $119,449 in the current period relating to the earn-in by the Company’s joint venture partner Chesser Resources of 51% of the Sisorta project in Turkey.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at June 30, 2010 was $17,429,610 compared with $13,592,694 at March 31, 2010. The increase in working capital of $3,836,916 from March 31, 2010 was due primarily to cash received from a private placement, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options offset by its loss from operations. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

	June 30	Mar. 31	Dec. 31	Sep. 30
Quarter Ended	2010	2010	2009	2009
Exploration expenditures	$2,152,620	$1,430,990	$1,982,527	$2,250,188
Exploration recoveries	(1,175,072)	(952,897)	(1,175,442)	(1,775,736)
Stock-based compensation	1,291,898	172,599	13,599	15,937
Net loss for the period	(2,455,694)	(460,735)	(1,728,520)	(846,318)
Basic net loss per share	(0.07)	(0.02)	(0.06)	(0.03)
Diluted net loss per share	(0.07)	(0.02)	(0.06)	(0.03)

	June 30	Mar. 31	Dec. 31	Sep. 30
Quarter Ended	2009	2009	2008	2008
Exploration expenditures	$2,193,195	$2,442,828	$2,983,859	$3,253,362
Exploration recoveries	(1,357,785)	(2,615,471)	(2,489,410)	(2,181,954)
Stock-based compensation	277,302	47,282	45,564	248,564
Net loss for the period	(1,674,541)	(138,454)	(443,538)	(1,430,140)
Basic net loss per share	(0.05)	(0.01)	(0.02)	(0.06)
Diluted net loss per share	(0.05)	(0.01)	(0.02)	(0.06)

RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2010, the Company paid or accrued $261,331 (2009 – $147,813) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $178,172 is included in consulting costs and $83,160 is included in administrative services and office costs for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at June 30, 2010, a total of $5,855 (2009 - $1,349) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with the Company.

MANAGEMENT COMPENSATION

During the three months ended June 30, 2010, Eurasian paid or accrued $154,305 to a Company controlled by David M. Cole, the President and CEO, for management services. The Company paid $23,867 to a Company controlled by M. Stephen Enders, the Company’s Executive Chairman. These amounts are included in the related party transactions above as consulting costs. Christina Cepeliauskas, the chief financial officer and Kim Casswell, the corporate secretary are employees of Seabord Services, a management services company that is a related party referenced above, and received no management compensation from Eurasian. For the period ended June 30, 2010 the Company’s three non-executive directors were each paid $6,000.

NEW ACCOUNTING POLICIES

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective January 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP into line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have any impact on the Company’s financial statements in the interim period.

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. That date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition opening balance sheet date of April 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.

The Company has made significant progress with respect to its transition to International Financial Reporting Standards (“IFRS”) reporting. The first IFRS reporting period will be the quarter ended June 30, 2011. Because Eurasian is an “exploration-stage” company, the IFRS transition issues are not as complex as for a company with operating mines and revenues from the sales of concentrates or bullion. The most significant impact with respect to the restatement of 2010 financials will be the effect of adopting the IFRS policy with respect to foreign currency translation, particularly as it applies to the translation of Eursian’s wholly-owned subsidiaries.

Exemptions

Eurasian has made the following decisions regarding the optional exemptions provided under IFRS transitional rules.

Business Combinations

For business combinations, the Company has decided to take the exemption which means that it does not have to restate the accounting for any business combinations that occurred before January 1, 2010. If the Company enters into any business combinations in 2010, it will likely adopt the new CICA Handbook standard for business combinations which is in compliance with current IFRS standards. This means that the Company will most likely not have to restate any 2010 business combinations in order to be IFRS compliant.

Fair Value or Revaluation as Deemed Cost

Eurasian will use the cost method of accounting for office and field equipment and therefore will not elect to fair value any of the Company’s equipment.

Cumulative Translation Differences

On translation of a foreign operation in accordance with IAS 21 “The Effect of Changes in Foreign Exchange Rates”, certain exchange differences are recognized as a separate component of equity and under the amendments to IAS 21 in 2007, are to be shown as part of other comprehensive income. IAS 21 also requires an entity to disclose the net exchange differences classified as a separate component of equity as well as a reconciliation of the opening and closing balances. On subsequent disposal of a foreign operation, the accumulated translation differences related to the specific foreign operation are recognized in profit of loss for the period as part of the gain or loss on disposal of the subsidiary.

Under IFRS 1 a first-time adopter may elect not to calculate this translation difference retrospectively and thereby set corresponding translation differences at the date of transition to zero. The gain or loss on subsequent disposal of a foreign operation then includes only foreign exchange differences that arose subsequent to the date of transition. The Company has elected not to calculate this translation difference retrospectively.

Jointly Controlled Entities

The Company has not reached a final conclusion regarding how it will account for jointly controlled entities under IFRS but at this point it is considering using the equity method and this may result in a difference between the current balance sheet presentation under Canadian GAAP and its transitional IFRS balance sheet.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes to be the reversal of its future income tax liability associated with asset acquisition.

Additional Note Disclosures

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable standards at the conversion date are known.

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note disclosures. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Recently, the securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the

Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

SUBSEQUENT EVENTS

On August 12, 2010, the Company completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The Swedish subsidiary holds a 1.0% net smelter return ("NSR") royalties over two advanced copper projects in northern Sweden -- the Viscaria and Adak Projects -- being developed by Avalon Minerals Ltd. (ASX: AVI). A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR royalties from the projects resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received an aggregate of US $12 million in royalty payments. The subsidiary also owns two exploration permits and a comprehensive exploration database. The purchase price was US$150,000 and 160,000 common shares of Eurasian (issued on August 12), which are subject to restrictions on transfer in Canada until December 12, 2010

OUTSTANDING SHARE DATA

At August 24, 2010 the Company had 36,939,322 common shares issued and outstanding. There were also 3,230,001 stock options outstanding with expiry dates ranging from December 21, 2010 to June 7, 2015 and 2,983,528 warrants outstanding with expiry dates ranging from January 29, 2012 to March 12, 2015.